Cybin Announces EMBARK Open Access, the First Free Online Course Providing Facilitator Training for Psychedelic Therapy

TORONTO, CANADA – April 12, 2023 – Cybin Inc. (NEO:CYBN) (NYSE American:CYBN) (“Cybin” or the “Company”), a clinical-stage biopharmaceutical company committed to revolutionizing mental healthcare by developing new and innovative psychedelic-based treatment options, today announced the launch of EMBARK Open Access (“EMBARK OA”), a free online foundational training course for psychedelic facilitation. EMBARK OA is the first and only free massive open online course that offers psychedelic facilitation training for healthcare professionals and people interested in offering psychological support.

“As we continue to work toward our mission to revolutionize mental healthcare, we are committed to supporting the entire ecosystem. By offering a cost-free facilitator training program, we hope to promote accessible, scalable, and most importantly, ethical psychological support during psychedelic-assisted-therapy with the underlying goal of providing new and innovative treatment options for people suffering from mental health conditions,” said Doug Drysdale, Chief Executive Officer of Cybin.

Over the past year, EMBARK’s esteemed faculty have created a series of 12 engaging video-based training modules and accompanying exercises on the EMBARK model. By completing EMBARK OA, participants will receive a Record of Completion, which may serve as a bridge for facilitators to be enrolled in the future EMBARK Training Programs and potential participation in future Cybin-sponsored clinical studies.

“We are facing a bottleneck in psychedelic facilitation training, with programs that can be quite expensive and out of reach for many people. To address these challenges, we are offering EMBARK OA, the first free psychedelic massive open online course. Our team has put a lot of thoughtful, science-informed, and heartfelt work into these training materials, and we are proud to share them with the broader healthcare community. Our hope is to provide more equitable access to high-quality learning and development in psychedelic practice,” noted Dr. Alex Belser, EMBARK’s co-creator and Cybin’s Chief Clinical Officer.

“EMBARK is a truly integrative psychedelic facilitation training model, which, at its core, reflects the multi-dimensional nature of psychedelic work. The delivery and teaching of the model, by multiple faculty members who specialize in their field, provided a breadth of knowledge and perspective which beautifully complements the interdisciplinary framework,” said EMBARK graduate Emily Zelner, LCSW.

The Company also announced today the launch of the EMBARK website highlighting Cybin’s next-generation approach to psychedelic facilitator training. To learn more about EMBARK, including information on EMBARK faculty and EMBARK OA, please visit embarkapproach.com.

To access EMBARK’s comprehensive approach to skillful and ethical facilitation training and to access the EMBARK OA training modules, enroll here.

About EMBARK
EMBARK is a transdiagnostic, flexible model of psychedelic facilitation co-developed by Alex Belser, PhD, and Bill Brennan, PhD. EMBARK was born out of a desire to build upon the successes and shortcomings of previous therapy approaches to create a model that enables participants to receive maximum benefit. EMBARK provides six clinical domains (Existential-Spiritual, Mindfulness, Body Aware, Affective-Cognitive, Relational, and Keeping Momentum). EMBARK is built upon four care cornerstones: trauma-informed care, culturally competent care, ethically rigorous care, and collective care.

About Cybin
Cybin is a clinical-stage biopharmaceutical company on a mission to create safe and effective psychedelic-based therapeutics to address the large unmet need for new and innovative treatment options for people who suffer from mental health conditions.
Cybin’s goal of revolutionizing mental healthcare is supported by a network of world-class partners and internationally recognized scientists aimed at progressing proprietary drug discovery platforms, innovative drug delivery systems, and novel formulation approaches and treatment regimens. The Company is currently developing CYB003, a proprietary deuterated psilocybin analog for the treatment of major depressive disorder and CYB004, a proprietary deuterated DMT molecule for generalized anxiety disorder and has a research pipeline of investigational psychedelic-based compounds.
Headquartered in Canada and founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, the Netherlands and Ireland. For company updates and to learn more about Cybin, visit www.cybin.com or follow the team on Twitter, LinkedIn, You Tube and Instagram.

Cautionary Notes and Forward-Looking Statements

Certain statements in this press release constitute forward-looking information. All statements other than statements of historical fact contained in this press release, including, without limitation, statements regarding Cybin’s future, strategy, plans, objectives, goals and targets, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “plan”, “continue”, “will”, “may”, “would”, “anticipate”, “estimate”, “forecast”, “predict”, “project”, “seek”, “should” or similar expressions or the negative thereof, are forward-looking statements. Forward-looking statements in this news release include statements regarding the development of new and innovative facilitator training programs; the Company’s future clinical trials; and the Company’s plans to engineer proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and therapy regimens for mental health conditions.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: implications of the COVID-19 pandemic on the Company’s operations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; and the risk factors set out in the Company's management's discussion and analysis for the three and nine month periods ended December 31, 2022, the Company’s annual information form for the year ended March 31, 2022, and the Company's listing statement dated November 9, 2020, which are available under the Company's profile on www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

Neither the Neo Exchange Inc. nor the NYSE American LLC stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investor & Media Contact:
Leah Gibson
Vice President, Investor Relations & Strategic Communications
Cybin Inc.
irteam@cybin.com – or – media@cybin.com

Gabriel Fahel
Chief Legal Officer
Cybin Inc.
1-866-292-4601